Statement of Comprehensive Income for three months ended,

(As per IFRS) *In ₹ crore, except share data*

Particulars	Jun 30,		Growth % Q1 17 over Q1 16	Mar 31, 2016	Growth % Q1 17 over Q4 16
	2016	2015			
Revenues	**16,782**	**14,354**	**16.9**	**16,550**	**1.4**
Cost of sales	10,681	9,123	17.1	10,262	4.1
Gross Profit	**6,101**	**5,231**	**16.6**	**6,288**	**(3.0)**
Operating Expenses:					
Selling and marketing expenses	920	820	12.2	909	1.2
Administrative expenses	1,134	964	17.6	1,159	(2.2)
Total Operating Expenses	**2,054**	**1,784**	**15.1**	**2,068**	**(0.7)**
Operating Profit	**4,047**	**3,447**	**17.4**	**4,220**	**(4.1)**
Other Income, net	753	758	(0.7)	772	(2.5)
Share in associate's profit/(loss)	(2)	–	–	(1)	(100)
Profit before income taxes	**4,798**	**4,205**	**14.1**	**4,991**	**(3.9)**
Income tax expense	1,362	1,175	15.9	1,394	(2.3)
Net Profit	**3,436**	**3,030**	**13.4**	**3,597**	**(4.5)**
Earnings per equity share					
Basic (₹)	**15.03**	**13.26**	**13.4**	**15.74**	**(4.5)**
Diluted (₹)	**15.03**	**13.26**	**13.4**	**15.74**	**(4.5)**

Statement of Comprehensive Income for three months ended,

(As per IFRS) *In US $ million, except share data*

Particulars	Jun 30,		Growth % Q1 17 over Q1 16	Mar 31, 2016	Growth % Q1 17 over Q4 16
	2016	2015			
Revenues	**2,501**	**2,256**	**10.9**	**2,446**	**2.2**
Cost of sales	1,592	1,434	11.0	1,516	5.0
Gross Profit	**909**	**822**	**10.6**	**930**	**(2.3)**
Operating Expenses:					
Selling and marketing expenses	137	129	6.2	134	2.2
Administrative expenses	170	152	11.8	171	(0.6)
Total Operating Expenses	**307**	**281**	**9.3**	**305**	**0.7**
Operating Profit	**602**	**541**	**11.3**	**625**	**(3.7)**
Other Income, net	112	119	(5.9)	114	(1.8)
Share in associate's profit/(loss)	–	–	–	–	–
Profit before income taxes	**714**	**660**	**8.2**	**739**	**(3.4)**
Income tax expense	203	184	10.3	206	(1.5)
Net Profit	**511**	**476**	**7.4**	**533**	**(4.1)**
Earnings per equity share					
Basic ($)	**0.22**	**0.21**	**7.4**	**0.23**	**(4.1)**
Diluted ($)	**0.22**	**0.21**	**7.4**	**0.23**	**(4.1)**

Revenues by Client Geography

(In %)

	Quarter ended			LTM	
	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
North America	62.0	61.9	63.2	62.4	62.1
Europe	23.0	23.4	22.4	23.2	23.6
India	2.7	3.0	2.2	2.7	2.4
Rest of the world	12.3	11.7	12.2	11.7	11.9
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Service Offering

(in %)

	Quarter ended			LTM	
	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Business IT Services	**62.4**	**61.6**	**62.3**	**61.9**	**62.6**
Application Development	14.4	13.7	14.0	14.1	14.8
Application Maintenance	19.5	19.7	19.9	19.5	19.5
Infrastructure Management Services	8.3	8.0	8.3	8.1	8.1
Testing Services	9.1	9.0	8.9	9.1	9.1
Product Engineering Services	3.5	3.4	3.5	3.4	3.5
Business Process Management	4.9	5.0	5.0	4.9	5.2
Others	2.7	2.8	2.7	2.8	2.4
Consulting, Package Implementation & Others	**32.1**	**33.2**	**32.8**	**33.0**	**32.6**
Products, Platforms and Others	**5.5**	**5.2**	**4.9**	**5.1**	**4.8**
Products	3.0	3.2	3.2	3.0	3.1
Platforms	2.1	1.7	1.4	1.7	1.2
Others	0.4	0.3	0.3	0.4	0.5
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Project Type *

(in %)

	Quarter ended			LTM	
	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Fixed Price	45.7	45.1	42.4	44.9	42.6
Time & Materials	54.3	54.9	57.6	55.1	57.4
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Revenues by Client Industry

(in %)

	Quarter ended			LTM	
	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Banking & Financial Services, Insurance	**32.8**	**32.8**	**33.1**	**33.0**	**33.2**
Banking & financial services	27.2	27.4	27.1	27.4	27.0
Insurance	5.6	5.4	6.0	5.6	6.2
Manufacturing & Hi-Tech	**22.8**	**22.7**	**24.0**	**23.0**	**23.6**
Retail & Life Sciences	**24.2**	**24.5**	**24.1**	**24.4**	**23.6**
Retail & CPG	15.5	15.0	15.0	15.0	15.1
Transport & Logistics	1.9	1.8	1.5	1.9	1.5
Life Sciences	4.7	5.7	5.6	5.5	5.1
Healthcare	2.1	2.0	2.0	2.0	1.9
Energy, Utilities, Communications & Services	**20.2**	**20.0**	**18.8**	**19.6**	**19.6**
Energy & Utilities	4.7	5.2	4.2	4.9	4.8
Telecom	9.4	8.6	8.4	8.5	8.6
Others	6.1	6.2	6.2	6.2	6.2
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Mar 31, 2016	Mar 31, 2015
Number of Clients					
Active	1,126	1,092	987	1,092	950
Added during the period (gross)	95	89	79	325	221
Number of million dollar clients*					
1 Million dollar +	574	558	535	558	529
5 Million dollar +	268	268	248	268	244
10 Million dollar +	180	177	161	177	159
25 Million dollar +	87	88	83	88	83
50 Million dollar +	52	52	49	52	47
75 Million dollar +	31	31	28	31	29
100 Million dollar +	17	14	14	14	15
200 Million dollar +	6	6	6	6	4
300 Million dollar +	1	1	1	1	–
Client contribution to revenues					
Top client	3.6%	3.6%	3.7%	3.6%	3.3%
Top 5 clients	13.7%	13.7%	14.0%	13.8%	13.5%
Top 10 clients	22.2%	21.8%	23.0%	22.5%	22.7%
Repeat business	98.8%	95.8%	98.4%	97.1%	97.8%
Days Sales Outstanding	66	66	68	66	65

****LTM (Last twelve months) Revenues***

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended			LTM	
	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Effort					
Onsite	29.9	29.6	29.2	29.6	28.8
Offshore	70.1	70.4	70.8	70.4	71.2
Revenues					
Onsite	57.0	56.5	56.1	56.5	55.2
Offshore	43.0	43.5	43.9	43.5	44.8
Utilization					
Including trainees	76.5	74.7	75.7	75.2	74.9
Excluding trainees	80.5	80.1	80.2	80.6	80.9

Person Months Data - Consolidated IT Services

	Quarter ended			LTM	
	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Billed – Onsite	104,721	101,419	91,424	399,532	342,078
– Offshore	245,332	241,040	221,449	951,670	844,100
TOTAL	**350,053**	**342,459**	**312,873**	**1,351,202**	**1,186,178**
Non Billable	84,864	84,915	77,465	324,520	280,782
Trainee	22,882	31,329	22,794	121,288	117,505
Sales & Support	28,965	27,765	24,874	109,523	94,402
TOTAL	**486,764**	**486,468**	**438,006**	**1,906,533**	**1,678,867**

Effort and Revenues - Consolidated IT Services

	Quarter ended						LTM			
	Jun 30, 2016	Sequential growth %	Mar 31, 2016	Sequential growth %	Jun 30, 2015	Sequential growth %	Jun 30, 2016	Year on Year growth %	Jun 30, 2015	Year on Year growth %
Effort - (Person months)										
Onsite	104,721	3.3	101,419	2.7	91,424	6.6	399,532	16.8	342,078	6.9
Offshore	245,332	1.8	241,040	2.3	221,449	4.9	951,670	12.7	844,100	12.7
Total	**350,053**	**2.2**	**342,459**	**2.4**	**312,873**	**5.4**	**1,351,202**	**13.9**	**1,186,178**	**11.0**
Revenues – ($ million)										
Onsite	1,283.43	2.8	1,248.52	1.3	1,143.54	6.3	4,982.51	12.9	4,411.26	5.7
Offshore	968.51	0.9	960.24	1.3	896.22	2.6	3,828.52	6.8	3,583.73	6.0
Total	**2,251.94**	**2.0**	**2,208.76**	**1.3**	**2,039.76**	**4.6**	**8,811.03**	**10.2**	**7,994.99**	**5.9**

Revenue per FTE

(In US $ K)

	Quarter ended			Year Ended	
	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Mar 31, 2016	Mar 31, 2015
Revenue per FTE - Consolidated	50.9	50.7	51.7	50.7	52.3

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Mar 31, 2016	Mar 31, 2015
Total employees	1,97,050	1,94,044	1,79,523	1,94,044	1,76,187
S/W professionals	1,84,644	1,82,329	1,68,583	1,82,329	1,66,046
Billable	1,73,154	1,71,109	158,025	1,71,109	1,54,504
Banking product group	4,910	5,122	5,515	5,122	5,357
Trainees	6,580	6,098	5,043	6,098	6,185
Sales & Support	12,406	11,715	10,940	11,715	10,141
Gross addition	13,268	9,034	11,889	52,545	53,386
Of which lateral addition	5,260	5,266	5,886	24,719	23,156
Attrition	10,262	8,373	8,553	34,688	37,604
Net addition	3,006	661	3,336	17,857	15,782
Attrition % (Annualized Standalone)	15.8%	12.6%	14.2%	13.6%	18.9%
Attrition % (Annualized Consolidated)	21.0%	17.3%	19.2%	18.7%	22.3%

Infrastructure (as on Jun 30, 2016)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	5,516,117	39,313	2,059,392	9,478	1.5
Pune	6,713,222	36,867	980,750	6,000	–
Chennai	4,276,536	25,270	–	–	–
Hyderabad	4,931,347	25,873	1,529,789	11,120	–
Bhubaneshwar	1,205,410	6,168	724,796	2,592	–
Mangalore	1,945,636	6,840	604,000	4,800	–
Mysore (including ILI)*	11,564,877	15,576	537,541	4,164	–
Chandigarh	1,193,052	6,601	–	–	–
Trivandrum	2,031,866	7,593	750,000	6,995	–
Delhi/ NCR	151,104	1,300	150,174	1,000	–
Jaipur	778,245	6,948	–	–	–
Nagpur	–	–	385,000	3,000	–
Indore	–	–	350,000	3,000	–
Global centers	2,042,583	21,064	1,063,100	4,500	–
Total	**42,349,995**	**199,413**	**9,134,542**	**56,649**	**1.5**

***Infosys Leadership Institute**

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Mar 31, 2016	Mar 31, 2015
Period closing rate	67.53	66.26	63.65	66.26	62.50
Period average rate	67.08	67.72	63.63	65.69	61.18

Constant Currency Reporting

Reported revenues	Q1 17	Q4 16	Q3 16	Q2 16	Q1 16
Revenues ($ mn)	2,501	2,446	2,407	2,392	2,256
Sequential growth %	2.2	1.6	0.6	6.0	4.5
YoY growth %	10.9	13.3	8.5	8.7	5.7

Constant currency – Q o Q	Q1 17	Q4 16	Q3 16	Q2 16	Q1 16
Revenues ($ mn)	2,489	2,452	2,418	2,412	2,254
Sequential growth (%)	1.7	1.9	1.1	6.9	4.4

Constant currency – Y o Y	Q1 17	Q4 16	Q3 16	Q2 16	Q1 16
Revenues ($ mn)	2,529	2,484	2,495	2,513	2,365
YoY growth (%)	12.1	15.0	12.5	14.2	10.9

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q1 17	FY 16	Q4 16	Q3 16	Q2 16	Q1 16
AUD	0.74	0.73	0.73	0.72	0.71	0.78
EURO	1.12	1.10	1.10	1.09	1.11	1.11
GBP	1.43	1.51	1.42	1.51	1.54	1.55

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q1 17	FY 16	Q4 16	Q3 16	Q2 16	Q1 16
AUD	7.3	6.9	6.9	6.6	6.8	7.3
EURO	9.4	9.3	9.6	9.4	9.5	8.9
GBP	6.6	6.6	6.7	6.7	6.6	6.3

Q1 2017

Geographical segment – growth

North America grew by 2.5% sequentially; and 2.4% in constant currency

Europe grew by 0.6% sequentially; and declined by 0.3% in constant currency

India declined by 7.6% sequentially; and 8.2% in constant currency

Rest of the world grew by 6.9% sequentially; and 4.9% in constant currency

Industry segment – growth

FSI grew by 2.2% sequentially; and by 1.7% in constant currency

MFG & Hi-Tech grew by 2.9% sequentially; and 2.4% in constant currency

RCL grew by 1% sequentially; and 0.7% in constant currency

ECS grew by 3.1% sequentially; and 2.4% in constant currency